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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A
                                 (RULE 13E-100)

           TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                        RULE 13E-3 TRANSACTION STATEMENT
           UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                           Uno Restaurant Corporation
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                                (Name of Issuer)

                           Uno Restaurant Corporation
                       Uno Restaurant Holdings Corporation
                                Aaron D. Spencer
                                 Uno Associates
                                 Craig S. Miller
                                Paul W. MacPhail
                                   Alan M. Fox
                                Robert M. Vincent
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                       (Names of Persons Filing Statement)

                                  Common Stock
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                         (Title of Class of Securities)

                                     914900
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                      (CUSIP Number of Class of Securities)

      Craig S. Miller                               Steven R. London, Esq.
      President and Chief Executive Officer         Brown Rudnick Freed & Gesmer
      Uno Restaurant Corporation                    One Financial Center
      100 Charles Park Road                         Boston, MA  02111
      West Roxbury, MA  02132                       (617) 856-8200

      (617) 323-9200
      Aaron D. Spencer                              Constantine Alexander, Esq.
      President                                     James E. Dawson, Esq.
      Uno Restaurant Holdings Corporation           Nutter McClennen & Fish LLP
      100 Charles Park Road                         One International Place
      West Roxbury, MA  02132                       Boston, MA 02110
      (617) 323-9200                                (617) 439-2595
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

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      This statement is filed in connection with (check appropriate box):

      a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b. |_| The filing of a registration statement under the Securities Act of 1933.

      c.    |_| A tender offer.

      d.    |_| None of the above.

      Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|

      Check the following box if the filing is a final amendment reporting the results of the transaction. |X|

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                            CALCULATION OF FILING FEE

      Transaction Valuation*                              Amount of Filing Fee**

           $44,462, 681                                           $8,893

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      *For purposes of calculating the filing fee only. Determined by multiplying 4,560,275 shares of common stock, par value $0.01 per share, of Uno Restaurant Corporation by $9.75 per share. The number of shares of common stock is equal to the total number of outstanding shares of common stock of Uno Restaurant Corporation entitled to receive the merger consideration.

      **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the transaction valuation.

      |X| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $8,893
Form or Registration No.:  Schedule 14A (File No. 5-39163)
Filing Party:              Uno Restaurant Corporation
Date Filed:                April 27, 2001, June 6, 2001, June 27, 2001 and
                           June 28, 2001

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                                  INTRODUCTION

      This Amendment No. 4 is being filed as the Final Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Final Amendment") first filed on April 27, 2001, as amended (the "Schedule 13E-3"), and is being filed by: 1) Uno Restaurant Corporation, a Delaware corporation ("Uno"), and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction; 2) Uno Restaurant Holdings Corporation, a Delaware corporation ("Parent"), formed by Aaron D. Spencer, Uno's chairman and majority stockholder;
3) Aaron D. Spencer and Uno Associates, a general partnership owned 80% by Aaron
D. Spencer and 10% by each of his two adult children, Mark Spencer and Lisa Cohen; and 4) Craig S. Miller, Paul W. MacPhail, Alan M. Fox, and Robert M. Vincent, each executive officers of Uno (collectively referred to as the "Management Group" and, together with Uno, Parent, Aaron D. Spencer and Uno Associates, the "Filing Persons"). Aaron D. Spencer, Uno Associates, Mark Spencer and Lisa Cohen are collectively referred to as the "Spencer Group." Aaron D. Spencer, Uno Associates and the Management Group are collectively referred to herein as the "Affiliate Stockholders." The Affiliate Stockholders and Aaron D. Spencer's two adult children, Mark Spencer and Lisa Cohen, are collectively referred to herein as the "Continuing Stockholders." All information set forth below should be read in conjunction with the information contained herein or incorporated by reference in the Schedule 13E-3.

      This Final Amendment is being filed with the Securities and Exchange Commission pursuant to the requirements of Rule 13e-3(d)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to report the results of the transactions contemplated by the Agreement and Plan of Merger, dated as of April 19, 2001, among Uno, Parent and Uno Acquisition Corp. (the "Merger Agreement"). Uno Acquisition Corp., which was a party to the Merger Agreement, is not a filing party of this Final Amendment because it was merged with and into Uno in the merger.

      On July 30, 2001, Uno's stockholders adopted and approved the Merger Agreement. Of the 11,006,693 shares of Uno common stock outstanding and entitled to vote as of June 19, 2001, the record date, 10,203,621 shares voted in favor of the adoption and approval of the Merger Agreement. In addition, although not required under Delaware law, Uno's Restated Certificate of Incorporation or Uno's Amended and Restated Bylaws, a condition to the completion of the merger was the requirement that a majority of shares held by stockholders other than the Continuing Stockholders vote to adopt and approve the Merger Agreement. Of the 4,195,575 shares of Uno common stock outstanding and entitled to vote as of the record which were held by stockholders other than the Continuing Stockholders, 3,392,503 shares voted in favor of the adoption and approval of the Merger Agreement. In the merger, each issued and outstanding share of Uno common stock was converted into the right to receive $9.75 in cash, without interest, except for (1) all shares of Uno common stock held by Parent, which were converted into an equal number of shares of the surviving corporation; and
(2) treasury shares which were cancelled and retired without any payment therefor. No stockholder exercised appraisal rights in accordance with Delaware law. Immediately prior to the completion of the merger, the Spencer Group contributed all but 50,000 shares of Uno common stock held by each of Mark Spencer and Lisa Cohen to Parent in exchange for shares of preferred stock of Parent. Upon completion of the merger, Parent became


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the sole stockholder of Uno as the surviving corporation.

      On July 31, 2001, the merger became effective when Uno filed a certificate of merger with the Secretary of State of the State of Delaware.

      On July 31, 2001, Uno issued a press release announcing the completion of the merger.

      On August 1, 2001, Uno filed a certification on Form 15, pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange Act, to provide notice of termination of registration of Uno common stock, and to immediately suspend all reporting requirements under Section 13(a) and 15(d) of the Exchange Act.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSONS

(a) This Final Amendment to this Schedule 13E-3 is being filed by Uno, Parent, Aaron D. Spencer and Uno Associates, Craig S. Miller, Paul W. MacPhail, Alan M. Fox and Robert M. Vincent.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(b) At a special meeting of Uno's stockholders held on July 30, 2001, the stockholders adopted and approved the Merger Agreement. In addition, more than a majority of the shares held by stockholders other than the Continuing Stockholders adopted and approved the Merger Agreement.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)   The merger was completed and became effective on July 31, 2001.

ITEM 16. EXHIBITS

(b)(7) Sale-Leaseback Agreement between Spencer Family, LLC, Uno Foods, Inc. and Saxet Corporation dated as of July 30, 2001.

(b)(8) Master Lease between Spencer Family, LLC and SLA Mail, Inc. dated as of July 30, 2001.

(b)(9) Unconditional Guaranty of Payment and Performance by Uno Restaurant Corporation to Spencer Family, LLC dated as of July 30, 2001.

(b)(10) Sale-Leaseback Agreement between Spencer Family, LLC and Saxet Corporation dated as of July 27, 2001.

(b)(11) Master Lease between Spencer Family, LLC and SLA Mail II, Inc. dated as of July 31, 2001.

(b)(12) Unconditional Guaranty of Payment and Performance by Uno Restaurant Corporation to


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            Spencer Family, LLC dated as of July 31, 2001.

(b)(13) Credit Agreement, dated as of July 31, 2001, by and among Uno, Uno Restaurants, Inc., Uno Acquisition Corp., and SL Properties, Inc, as borrowers, Parent, Uno Foods, Inc., Pizzeria Uno Corporation and URC Holding Company, Inc., as guarantors, the lenders party thereto, Fleet National Bank, as administrative agent for the lenders and SunTrust Bank, as syndication agent for the lenders.

(b)(14) Form of Mortgage, Security Agreement, Assignment of Leases and Rents dated as of July 30, 2001 issued by Spencer Family, LLC in favor of General Electric Capital Business Asset Funding Corporation.

(b)(15) Form of Promissory Note dated as of July 30, 2001, issued by Spencer Family, LLC in favor of General Electric Capital Business Asset Funding Corporation.

(b)(16) Form of Security Agreement dated as of July 30, 2001 between Spencer Family, LLC and General Electric Capital Business Asset Funding Corporation.

(b)(17)     Form of Guaranty Agreement dated as of July 30, 2001 issued by Aaron
            D. Spencer issued in favor of General Electric Capital Business Asset Funding Corporation.

(c)(6) Bring Down Fairness Opinion of Adams Harkness & Hill dated as of July 30, 2001.


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                                   SIGNATURES

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2001

                                      UNO RESTAURANT CORPORATION

                                      By: /s/ Craig S. Miller
                                          --------------------------------------
                                          Craig S. Miller
                                          President and Chief Executive Officer


                                      UNO RESTAURANT HOLDINGS CORPORATION

                                      By: /s/ Aaron D. Spencer
                                          --------------------------------------
                                          Aaron D. Spencer
                                          President and Chief Executive Officer


                                      UNO ASSOCIATES

                                      By: /s/ Aaron D. Spencer
                                          --------------------------------------
                                          Aaron D. Spencer, its general partner

                                      /s/Aaron D. Spencer
                                      ------------------------------------------
                                      Aaron D. Spencer

                                      /s/ Craig S. Miller
                                      ------------------------------------------
                                      Craig S. Miller

                                      /s/ Paul W. MacPhail
                                      ------------------------------------------
                                      Paul W. MacPhail

                                      /s/ Alan M. Fox
                                      ------------------------------------------
                                      Alan M. Fox

                                      /s/ Robert M. Vincent
                                      ------------------------------------------
                                      Robert M. Vincent
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                                  EXHIBIT INDEX

EXHIBIT NUMBER           DESCRIPTION

(a) Definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 28, 2001 (incorporated herein by reference to the proxy statement).

(b)(1) Summary of Terms and Conditions from Fleet National Bank, N.A. and SunTrust Bank to Uno, Parent and Newco, dated April 9, 2001, and related documentation.*

(b)(2) Letter of Intent from U.S. Realty Trust, L.L.C. to Uno dated February 2, 2001.*

(b)(3) Sale-Leaseback Agreement between Zuno Property LLC, Franklin Mills Pizzeria, Inc., Uno Restaurants, Inc., and Saxet Corporation, dated as of May 11, 2001.*

(b)(4) Master Lease between Zuno Property LLC and SL Properties, Inc., dated as of May 11, 2001.*

(b)(5) Unconditional Guaranty of Payment and Performance by Uno Restaurant Corporation to Zuno Property LLC, dated as of May 11, 2001.*

(b)(6) Commitment Letters, as amended, from General Electric Capital Business Asset Funding Corporation issued to Aaron D. Spencer.*

(b)(7) Sale-Leaseback Agreement between Spencer Family, LLC, Uno Foods, Inc. and Saxet Corporation dated as of July 30, 2001.

(b)(8) Master Lease between Spencer Family, LLC and SLA Mail, Inc. dated as of July 30, 2001.

(b)(9) Unconditional Guaranty of Payment and Performance by Uno Restaurant Corporation to Spencer Family, LLC dated as of July 30, 2001.

(b)(10) Sale-Leaseback Agreement between Spencer Family, LLC and Saxet Corporation dated as of July 27, 2001.

(b)(11) Master Lease between Spencer Family, LLC and SLA Mail II, Inc. dated as of July 31, 2001.

(b)(12) Unconditional Guaranty of Payment and Performance by Uno Restaurant Corporation to Spencer Family, LLC dated as of July 31, 2001.

(b)(13) Credit Agreement, dated as of July 31, 2001, by and among Uno, Uno Restaurants, Inc., Uno Acquisition Corp., and SL Properties, Inc, as borrowers, Parent, Uno Foods, Inc., Pizzeria Uno Corporation and URC Holding Company, Inc., as guarantors, the lenders party thereto, Fleet National Bank, as administrative agent for the lenders and
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            SunTrust Bank, as syndication agent for the lenders.

(b)(14) Form of Mortgage, Security Agreement, Assignment of Leases and Rents dated as of July 30, 2001 issued by Spencer Family, LLC in favor of General Electric Capital Business Asset Funding Corporation.

(b)(15) Form of Promissory Note dated as of July 30, 2001, issued by Spencer Family, LLC in favor of General Electric Capital Business Asset Funding Corporation.

(b)(16) Form of Security Agreement dated as of July 30, 2001 between Spencer Family, LLC and General Electric Capital Business Asset Funding Corporation.

(b)(17)     Form of Guaranty Agreement dated as of July 30, 2001 issued by Aaron
            D. Spencer issued in favor of General Electric Capital Business Asset Funding Corporation.

(c)(1) Fairness Opinion of Adams, Harkness & Hill Inc., dated April 4, 2001 (incorporated herein by reference to Exhibit C to the proxy statement).

(c)(2) Fairness Presentation of Adams, Harkness & Hill Inc., to the Independent Special Committee of the Board of Directors of Uno Restaurant Corporation presented on April 4, 2001.*

(c)(3) Letter from Tucker Anthony Incorporated dated February 15, 2001 to Adams, Harkness & Hill Inc. relating to analyses of other comparable transactions.*

(c)(4) Letter from Tucker Anthony Incorporated dated February 22, 2001 to Adams, Harkness & Hill Inc. relating to analyses of other comparable transactions.*

(c)(5) Presentation of Adams, Harkness & Hill Inc., to the Special Committee presented on January 29, 2001.*

(c)(6) Bring Down Fairness Opinion of Adams Harkness & Hill dated as of July 30, 2001.

(d)(1) Agreement and Plan of Merger, dated as of April 19, 2001, among Uno, Parent and Newco (incorporated herein by reference to Exhibit A to the proxy statement).

(d)(2) Voting Agreement, dated as of April 19, 2001 by and among Uno and each of the Continuing Stockholders.*

(d)(3) Form of Guaranty, dated as of April 9, 2001, issued by Aaron D. Spencer in favor of Uno.*

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Exhibit B to the proxy statement).

* Previously filed as an exhibit to the Schedule 13E-3 and incorporated by reference herein.